UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number 1-11607

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE
UTILITY WORKERS UNION OF AMERICA

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

DTE ENERGY COMPANY
One Energy Plaza
Detroit, Michigan 48226-1279

(Name of issuer of the common stock issued pursuant to the
plan and the address of its principal executive office)

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 20, 2013

To the Participants, Benefit Plan Administration Committee, and Investment Committee
DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by
Local 223 of the Utility Workers Union of America

We have audited the accompanying statements of net assets available for benefits of the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (the “Plan,” formerly known as the “Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ GEORGE JOHNSON & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
Detroit, Michigan

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2012	2011
	(Thousands)
ASSETS
Investment in DTE Energy Master Plan Trust (Note 4)	$468,036	$416,916
Notes receivable from Participants	17,837	18,105
NET ASSETS AVAILABLE FOR BENEFITS	$485,873	$435,021

See accompanying Notes to Financial Statements

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

(Thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment Income:
Net appreciation in fair value of investment in the DTE Energy Master Plan Trust	$44,504
Dividends and interest	10,749
Interest on loans to Participants	830
56,083

Contributions:
Employer	9,756
Participants	22,672
Rollover	335
32,763
Other	12
Total Additions	88,858

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Distributions and withdrawals	(35,542)
Net transfers to other sponsored plans	(2,198)
Administrative and brokerage fees	(266)
Total Deductions	(38,006)
NET INCREASE	50,852
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	435,021
End of year	$485,873

See accompanying Notes to Financial Statements

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN
FOR EMPLOYEES REPRESENTED BY LOCAL 223
OF THE UTILITY WORKERS UNION OF AMERICA

NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION

The following description of the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America (Plan), formerly known as the Detroit Edison Company Savings & Stock Ownership Plan for Employees Represented by Local 223 of the Utility Workers Union of America, provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary, defined contribution plan. Regular full-time and part-time employees of DTE Electric Company (DTE Electric or Company), DTE Energy Corporate Services, LLC (DTE LLC), DTE Gas Company (DTE Gas) - Gas, and Transmission and Storage Operations (T&SO) or a DTE Energy Company non-regulated business (Participating Affiliates) represented by Local 223 of the Utility Workers Union of America are able to participate in the Plan as soon as administratively practicable upon hire (Participant). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

DTE LLC, as the Plan sponsor, has delegated responsibility for the financial and investment aspects of the Plan to the DTE Energy Investment Committee and for the administration of the Plan to the DTE Energy Benefit Plan Administration Committee (BPAC).

Investment management fees, brokerage fees, transfer taxes and other expenses incidental to the purchase or sale of securities are paid from investment assets. These expenses are reflected as a reduction in the fair value of the Funds.

Contributions

A Participant may contribute to the Plan on a pre-tax (Tax Deferred Contributions), post-tax (Employee After-tax Contributions), Roth 401(k) Contributions, and, if applicable, a catch-up contribution basis (Catch-Up Contributions and Roth 401(k) Catch-Up Contributions). Participants age 50 or older in the Plan year are eligible to make Catch-Up Contributions and Roth 401(k) Catch-Up Contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code of 1986, as amended (IRC). Participants may contribute up to 100 percent of eligible compensation (as defined in the Plan) on a combined Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Catch-Up Contributions (if applicable) basis, after required tax withholdings and mandatory and voluntary payroll deductions. Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Catch-Up Contributions are automatically adjusted downward if the full deferral amounts elected cannot be taken. Participants may also directly roll over into the Plan distributions of certain assets from a tax-qualified plan of a prior employer, including Roth 401(k) Rollover (Direct Rollover Contributions).

The IRC limits the amount of Tax Deferred Contributions, Roth 401(k) Contributions, Catch-Up Contributions and Roth 401(k) Catch-Up Contributions which may be contributed to the Plan annually. These amounts are indexed for inflation annually. In the event a Participant's Tax Deferred Contributions reach the maximum amount permitted by the IRC, further contributions for the remainder of the Plan year will automatically be deemed to be Employee After-tax Contributions. If a Participant's total annual additions (Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions and Company Contributions) reach the IRC limit for the Plan year, the Participant's contributions will be stopped or refunded, as applicable.

After the Participant completes six months of service, the Company makes contributions as follows:

•
For DTE Electric Participants and for DTE Gas Participants hired on or after August 3, 2004 and DTE Gas T&SO Participants hired on or after November 1, 2004, Company Contributions are 75 percent of the first 4 percent of the aggregate of Tax Deferred Contributions and Employee After-tax Contributions and 50 percent of the next 4 percent of the aggregate of Tax Deferred Contributions and Employee After-tax Contributions. There are no Company Contributions for Tax Deferred Contributions and Employee After-tax Contributions, which in the aggregate exceed 8 percent of basic compensation. Beginning in July 2013, Company Contributions are 100 percent of the first 4 percent of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions and 50 percent of the next 4 percent of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions. There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions which in the aggregate exceed 8 percent of basic compensation.

•
For DTE Gas Participants hired prior to August 3, 2004 and DTE Gas T&SO Participants hired prior to November 1, 2004, the Company Contributions are 100 percent up to the first 5 percent of the aggregate of a Participant's Tax Deferred Contributions and Employee Contributions for Participants who have at least six months of service but less than 23 years of service. For Participants who have completed 23 or more years of service, the Company Contributions are increased to 6 percent as long as the aggregate of the Participant's Tax Deferred Contribution and Employee After-tax Contributions are at least 6 percent. Beginning in July 2013, Company Contributions are 100 percent of the first 4 percent of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions and 50 percent of the next 4 percent of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions. There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions and Roth 401(k) Contributions, which in the aggregate exceed 8 percent of basic compensation. The Company also provides a longevity award, equal to $600 in DTE Energy common stock, which is contributed annually in March of each year to the DTE Energy Stock Fund accounts of employees with 30 years of service or more as of March 1 and who do not meet the IRC definition of a highly compensated employee.

•
For Participating Affiliate employees, the Participating Affiliate will contribute 100 percent of the first 4 percent of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions (beginning in 2013). The Participating Affiliate will contribute 50 percent of the next 4 percent of the aggregate of Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions (beginning in 2013). There are no Company Contributions for Tax Deferred Contributions, Employee After-tax Contributions, and Roth 401(k) Contributions (beginning in 2013), which in the aggregate exceed 8 percent of basic compensation.

Catch-Up Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions are not eligible for Company Contributions. Roth 401(k) Contributions will be eligible for Company Contributions in July 2013.

•	For Participants who are hired or rehired on or after March 23, 2013, the following also applies:

(i)
In addition to the Company contributions noted above for the DTE Electric Plan, the Company will make a Non-Elective Contribution each pay period, equal to 4 percent of the participant's eligible compensation. No loans or other withdrawals may be made from these Non-Elective Contributions while the Participant is actively employed.

(ii)
These Participants are treated as having elected to increase their pay reduction agreement by 1 percent of his or her eligible compensation to make before-tax contributions as of the first pay period in each plan year with a pay date after May 31, unless:

a.	The participant's pay reduction agreement to make before-tax contributions in effect on May 31 is for at least 10 percent of the participant's eligible compensation; or

b.
The participant makes an affirmative election after the first day of the plan year and no later than May 31 of the plan year to not have this increase apply as of the first pay period in that plan year with a pay date after May 31. An election applies only to the plan year in which the election was made and not to any subsequent plan year.

•	Employer Special Contributions. An Employer will contribute $5,000 to the Employer Special Contribution Account of a Participant who satisfies these requirements :

(1)	The Participant must:

(A)	be employed by DTE Electric, DTE Gas or DTE LLC; and

(B)	have a Termination of Service after August 2, 2013 and:

(i)	before June 6, 2017 if the Participant is represented by Local 223 Trade & OPT; or

(ii)	before October 10, 2017 if the Participant is represented by Local 223 Gas Division; and

(2)
As of the date of the Participant's Termination of Service, the Participant must satisfy any of the following age and service requirements for a defined benefit pension plan formula under which the Participant has an accrued benefit as of the date of the Participant's Termination of Service:

(A)	DTE Cash Balance Plan or DTE Traditional Plan:

(i)	Age 65; or

(ii)	Age 45 with at least 15 years of Eligibility Service.

(B)	MCN Cash Balance Plan or MCN Traditional Plan:

(i)	At least age 55 and age plus years of Eligibility Service equals at least 70; or

(ii)	At least 30 years of Eligibility Service.

(3)
The Employer Special Contribution will be made as soon as practicable after the Participant's Termination of Service. Employer Special Contributions made are treated as Company Contributions for all Plan purposes other than Vesting in Company Contributions. These contributions are fully vested at all times. These contributions will be reduced before any other contributions are refunded or suspended.

While the Company has made its contributions to the trustee with respect to a Plan year on a current basis, the Plan permits the Company to make Company Contributions for a Plan year no later than the due date (including extensions of time) for filing DTE Energy Company's consolidated federal income tax return for such year. Employee Contributions and Tax Deferred Contributions are paid to the Plan when amounts can be reasonably segregated. The Company expects to continue to make Plan contributions on a current basis.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions, including eligible Direct Rollover Contributions, Company Contributions and investment earnings. Forfeited balances of terminated Participants’ non-vested accounts are used to reduce future Company Contributions. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Vesting

Tax Deferred Contributions, Employee Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions are fully vested at all times. A Participant vests in all Company Contributions and Non-Elective Contributions according to the following schedule:

Years of Service	Percent Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%* or 100%**
6	100%

* 80% for Participants who hired before August 1, 2004 (November 1, 2004 for DTE Gas T&SO participants) and participating
Affiliate employees hired on or after January 1, 2007.

**100% for Participants who hired on or after August 1, 2004 (November 1, 2004 for DTE Gas T&SO participants) and participating Affiliate employees hired before January 1, 2007.

In addition, a participant will have a fully vested interest in Company Contributions and Non-Elective Contributions upon (a) attainment of age 65, (b) termination due to total disability, if entitled to benefits under the Company’s Long Term Disability Benefits Plan, (c) death, or termination of the Plan.

Investment Options

Participants may elect to have their Tax Deferred Contributions, Employee After-tax Contributions, Roth 401(k) Contributions, Catch-Up Contributions, Roth 401(k) Catch-Up Contributions and Direct Rollover Contributions invested entirely in any one of the investment funds or in any combination of the investment funds. Participants may transfer existing account balances in the investment funds on a daily basis. Participants may change their investment direction and amount of future contributions effective with the next payroll period.

The Company Contribution and Non-Elective Contribution will be initially invested in the DTE Energy Stock Fund. The Company Contribution and Non-Elective Contribution will be made either in cash or in shares of DTE Energy common stock at the option of DTE LLC. If the Company Contribution or Non-Elective Contribution is made in cash, the DTE Energy Stock Fund will immediately purchase shares of DTE Energy common stock on the open market. Participants can elect to transfer Company Contributions and Non-Elective Contribution from the stock fund to one or more investments at any time.

The entire DTE Energy Stock Fund is considered to be the Employee Stock Ownership Plan (ESOP) portion of the Plan. Quarterly dividends from DTE Energy common stock are automatically reinvested in DTE Energy common stock. DTE Energy common stock dividends accumulated under the ESOP in a Participant’s account may be paid out in cash to the Participant (at the Participant’s election) within 90 days of the end of the previous Plan year. Beginning in 2011, DTE Energy common stock dividends may be paid out in cash on a quarterly basis, at the participant’s election.

Contributions received by the trustee for the DTE Energy Stock Fund are invested in DTE Energy common stock. The trustee currently purchases and sells shares of DTE Energy common stock in open market transactions at prevailing market prices. However, the trustee may purchase or sell DTE Energy common stock from or to DTE Energy if the purchase or sale price is for adequate consideration. Brokerage commissions are charged against the DTE Energy Stock Fund.

A Participant’s interest in the DTE Energy Stock Fund is measured by share trading. A share-traded investment is traded and valued on a share basis.

Other

Includes loan repayments, loan issuances and other miscellaneous adjustments.

Administrative and Brokerage Fees

Expenses in connection with the purchase or sale of stock or other securities are charged to the Participant for whom the purchases or sales are made. Participants pay 100 percent of the investment management and other related expenses of the funds. The trustee and the Company pay all costs of administering the Plan.

Forfeited Accounts

At December 31, 2012 and 2011, forfeited accounts totaled approximately $7,000 and $11,000, respectively. During 2012, approximately $14,000 of forfeited non-vested accounts were used to reduce Company Contributions.

Distributions, Withdrawals and Loans

Distributions of Tax Deferred Contributions will be made only upon retirement or disability as defined under the Plan, termination of employment, death, attainment of age 59 1/2, or hardship. A hardship distribution of Tax Deferred Contributions (and generally not the earnings thereon) is permitted only for (a) medical expenses, (b) tuition expenses, (c) expenditures to purchase a principal residence, (d) payments to prevent eviction or foreclosure on a principal residence, (e) payment of funeral expenses, or (f) payment of expenses for the repair of damage to the Participant’s principal residence due to casualty loss.

•
DTE Electric, DTE Gas and DTE Gas T&SO Participants hired on or after August 3, 2004 and Participating Affiliate Participants may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee After-tax Contributions, Catch-up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions, and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than five loans outstanding at one time (maximum of two loans outstanding effective in 2011), only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of one to five years for a general purpose loan, and up to 25 years for principal residence loans, at fixed rates of interest determined monthly based on the prime interest rate plus 1 percent at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.

•
DTE Gas T&SO Participants and DTE Gas Participants hired prior to August 3, 2004 may borrow funds from their accounts attributable to Tax Deferred Contributions, Employee After-tax Contributions, Catch-Up Contributions, Direct Rollover Contributions, Roth 401(k) Contributions and Roth 401(k) Catch-Up Contributions no more frequently than once during any calendar year and cannot have more than two loans outstanding at one time, only one of which can be a principal residence loan. Participants may borrow from their fund accounts, subject to certain terms and conditions, for a period of one to five years, and for principal residence loans up to 25 years, at a fixed rate, updated monthly, at the prime interest rate plus 1 percent at a minimum of $1,000 up to the lesser of:

•
$50,000 reduced by (a) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the loan was made, over (b) the outstanding balance of loans from the Plan on the date the loan is made, or

•	50 percent of the Participant’s Account at the time the loan is made.

Proceeds for any loan are obtained through the pro rata liquidation of the Participant’s account, then transferred to the Participant’s loan account and paid in cash to the Participant by the trustee. Loan repayments of principal and interest are invested as received according to the Participant’s current investment direction. Prepayment of loans can be made without penalty provided such prepayment is made in full.

Notes receivable from Participants are valued at cost plus accrued interest and secured by a portion of the Participant’s account balance as collateral.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, except as otherwise agreed to pursuant to collective bargaining. In the event of Plan termination, Participants will become 100 percent vested in their accounts.

Plan Amendments and Restatements

The Plan was not amended during 2012. The Plan was amended in May 2013 for collectively bargained changes.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s net gains and losses on investments bought and sold as well as held during the year.

The DTE Energy Stock Fund recognizes gains or losses on stock distributed to terminated Participants in settlement of their accounts equal to the difference between the cost and the fair value of the shares distributed.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The DTE Energy Master Plan Trust (Master Trust) invests in various securities, including short-term investments, index funds, equity funds, fixed income funds, lifecycle funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in a principal or most advantageous market. Fair value is a market-based measurement that is determined based on inputs, which refer broadly to assumptions that market participants use in pricing assets or liabilities. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Plan makes certain assumptions it believes that market participants would use in pricing assets or liabilities, including assumptions about risk, and the risks inherent in the inputs to valuation techniques. The Plan believes it uses valuation techniques that maximize the use of observable market-based inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the inputs to valuation techniques used to measure fair value in three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. All assets and liabilities are required to be classified in their entirety based on the lowest level of input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input may require judgment considering factors specific to the asset or liability, and may affect the valuation of the asset or liability and its placement within the fair value hierarchy. The Plan classifies fair value balances based on the fair value hierarchy defined as follows:

•	Level 1 — Consists of unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access as of the reporting date.

•
Level 2 — Consists of inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

•
Level 3 — Consists of unobservable inputs for assets or liabilities whose fair value is estimated based on internally developed models or methodologies using inputs that are generally less readily observable and supported by little, if any, market activity at the measurement date. Unobservable inputs are developed based on the best available information and subject to cost-benefit constraints.

NOTE 3 — FEDERAL INCOME TAX STATUS

On May 8, 2003, the Internal Revenue Service issued a favorable determination letter with respect to the qualified status of the Plan and the conversion of the DTE Energy Stock Fund to an ESOP. The favorable determination letter indicates that the terms of the Plan and related Trust conform to the requirements of Sections 401(a) and 401(k) of the IRC. The Company, therefore, has a basis for deducting contributions to the Plan. The Participants are not taxed currently on Tax Deferred Contributions and Company Contributions to the Plan or on Plan earnings (including appreciation) allocated to their accounts. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan and related Trust are currently designed and being operated in compliance with the applicable requirements of the IRC. In addition, the Plan administrator is not aware of any unrecognized tax benefits as of December 31, 2012 or 2011. Accordingly, no provision for income taxes has been included in the accompanying financial statements. The Plan is no longer subject to federal income tax examinations by the IRS for years prior to 2009.

The Plan requires distributions under IRC Section 415 for contributions in excess of the annual IRC Section 415(c) limits. There were no excess contributions in 2012 and 2011.

On February 1, 2010, the Plan requested a new determination letter from the IRS for the Plan as amended and restated effective January 1, 2010.

NOTE 4 — THE DTE ENERGY MASTER PLAN TRUST

The Master Trust consists of certain commingled assets of the Plan, the DTE Energy Company Savings and Stock Ownership Plan, the DTE Electric Company Savings & Stock Ownership Plan for Employees Represented by Local 17 of the International Brotherhood of Electrical Workers, and the DTE Gas Investment and Stock Ownership Plan.

The Plan’s investment in the Master Trust in the Statement of Net Assets Available for Benefits represents the Plan’s allocated portion (approximately 27 percent at December 31, 2012 and 2011). The Plan’s allocated portion of the investments is equal to the fair value of the Plan’s assets contributed, adjusted by the Plan’s allocated share of the Master Trust investment income and expenses, Employee and Company Contributions, and distributions and withdrawals paid to Participants.

A summary of the Master Trust assets as of December 31, 2012 and 2011 is as follows:

(Thousands)	2012	2011
Investments, at fair value
Short-term investments	$144,661	$146,047
Index funds	606,343	499,104
Equity funds	418,298	390,213
Fixed income funds	114,530	91,142
Lifecycle funds	121,077	104,043
Company common stock	305,109	281,524
Other	18,230	12,815
Assets held in Master Trust	$1,728,248	$1,524,888

The following is a summary of investment gain in the Master Trust for the year ended December 31, 2012:

(Thousands)
Interest, dividend and other income on investments	$38,158
Net appreciation in index funds	66,260
Net appreciation in equity funds	50,620
Net appreciation in fixed income funds	2,776
Net appreciation in lifecycle funds	15,118
Net appreciation in company common stock	29,298
Net appreciation in other	1,211
Total investment gain	$203,441

The following table presents investments of the Master Trust measured at fair value as of December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011
(Thousands)	Level 1	Level 2	Total	Level 1	Level 2	Total
Interest bearing cash:
Short-term investments	$144,661	$—	$144,661	$146,047	$—	$146,047
Registered investment companies:
Index funds	161,034	—	161,034	138,897	—	138,897
Equity funds	402,716	—	402,716	357,072	—	357,072
Fixed income funds	114,530	—	114,530	91,142	—	91,142
Other	18,230	—	18,230	12,815	—	12,815
Common collective trusts:
Index funds	—	445,309	445,309	—	360,207	360,207
Equity funds	—	15,582	15,582	—	33,141	33,141
Lifecycle funds	—	121,077	121,077	—	104,043	104,043
Company common stock	305,109	—	305,109	281,524	—	281,524
Total Investments at fair value	$1,146,280	$581,968	$1,728,248	$1,027,497	$497,391	$1,524,888

Level 2 assets are valued at the underlying investments’ net asset value at the close of the day multiplied by the number of shares in the fund. Level 2 assets do not have any unfunded commitments at December 31, 2012 and 2011 and there are not any restrictions on redemption.

Short-Term Investments

This category represents certain short-term fixed income securities and money market investments that are managed in a mutual fund. Pricing for the mutual fund is obtained from quoted prices in actively traded markets, and the fund is classified as a Level 1 asset.

Index Funds

This category includes equity and fixed income investments priced based upon financial indexes. An index mutual or commingled fund principally holds the securities that comprise the index at any point in time. Index funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.

Equity funds

This category consists of actively managed mutual and commingled funds primarily holding large, mid and small capitalization domestic equities and non-U.S. developed and emerging market equities. Mutual and Commingled funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets and Commingled funds are Level 2 assets.

Fixed Income

This category consists of actively managed mutual funds primarily holding corporate bonds from various industries, government bonds of the U.S. and other governmental entities, and mortgage backed securities. Mutual funds are priced based upon the individual securities held in the mutual or commingled fund. Mutual funds are Level 1 assets.

Lifecycle

This category consists of commingled funds that modify their stock, bond, and money market asset allocations that are intended to support retirement at a specified target date. Commingled funds are priced based upon the individual securities held in the commingled fund. Commingled funds are classified as Level 2 assets.

Company Common Stock

For valuation purposes, DTE Energy common stock prices are recorded on a daily basis. Prices for transactions are prices that are received on the open market for that specific transaction and are received daily from the plan's brokers based on the executed trades for that day. The stock is classified as a Level 1 asset.
Other

This category consists of a mutual fund that invests directly or indirectly in equity, fixed income, money market and derivative security assets and is classified as a Level 1 asset.

NOTE 5 — DTE ENERGY STOCK FUND

Significant components of the changes in net assets available for plan benefits in 2012 relating to the Plan’s portion of the DTE Energy Stock Fund are as follows:

(Thousands)
Additions to Net Assets Attributed to:
Net appreciation in fair value of investment in the Master Trust	$10,858
Dividends and interest	4,679
Interest on loans to Participants	111
Employer contributions	9,770
Participant contributions	2,418
Rollover	61
Total Additions	27,897

Deductions from Net Assets Attributed to:
Distributions and withdrawals	(10,323)
Net transfers to other sponsored plans	(7,435)
Other	(22)
Total Deductions	(17,780)
Net Increase	10,117
Net Assets Available for Benefits
Beginning of year	105,883
End of year	$116,000

NOTE 6 — RELATED PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by the Plan’s trustee. Therefore, these transactions qualify as party-in-interest transactions.

SUPPLEMENTARY INFORMATION

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA
(Federal Employer Identification Number: 20-5898509; Plan Number: 003)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Form 5500, Schedule H, Item 4i)

December 31, 2012
(in Thousands)

	Identity of Issue	Description of Investment
Party- in-	Borrower, Lessor	(Including Rate of Interest, Collateral and		Current
Interest	or Similar Party	Par or Maturity Value)	Cost	Value
*	Participant loans	Loan receivable, interest rates ranged from 4.24 percent to 12 percent during 2012	$0	$17,837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DTE ELECTRIC COMPANY SAVINGS & STOCK OWNERSHIP PLAN FOR EMPLOYEES REPRESENTED BY LOCAL 223 OF THE UTILITY WORKERS UNION OF AMERICA

June 20, 2013	/s/ LARRY E. STEWARD
Larry E. Steward
Vice President Human Resources and Chair of Benefit Plan Administration Committee